[Letterhead of Forest City Enterprises, Inc.]
August 6, 2009
VIA EDGAR AND FACSIMILE (703-813-6984)
Mr. Kevin Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Forest City Enterprises, Inc. Form 10-K for the year ended January 31, 2009 Filed on March 30, 2009 Definitive Proxy Statement on Schedule 14A Filed on April 21, 2009 File No. 001-04372
Dear Mr. Woody:
     Forest City Enterprises, Inc. (the “Company”) has received your letter dated July 23, 2009 regarding comments to the above-referenced filings and our June 24, 2009 correspondence. We appreciate the Division’s review and are hereby providing our responses to your comments. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.
Form 10-K for the year ended January 31, 2009
Exhibits
     1. We note your response to previous comment 9 regarding the omitted schedules and attachments to your exhibits. Exhibits filed pursuant to Item 601(b)(10) must be filed in entirety. In your next periodic report, please re-file each of these exhibits in their entirety.
We will re-file Exhibit 10.38, our Master Contribution and Sale Agreement, Exhibit 10.40, our Amended and Restated Credit Agreement and Exhibit 10.45, our Amended and Restated Guaranty of Payment of Debt, in their entirety, including schedules, in our Form 10-Q for the three months ended July 31, 2009. However, due to the sensitive nature and competitive harm potential of certain schedules, we respectfully reserve the right to request confidential treatment with respect to all or a part of certain of the schedules at the time of filing in accordance with Rule 24b-2 under the Securities Exchange Act of 1934.
CONFIDENTIAL TREATMENT REQUESTED BY FOREST CITY ENTERPRISES, INC.

Financial Statements
Consolidated Statements of Cash Flow, page 89
     2. We note your response to prior comment 6. Please expand, in future filings, your policy footnote to include management’s basis for classification within investing activities and the exact nature of the costs at issue.
We will expand our cash flow policy footnote to include management’s basis for classification of leasing procurement costs within investing activities and the exact nature of such costs in future filings.
N. Commitments and Contingencies, page 13
     3. We note your response to prior comment 8 and your indication that the $31.2 million within accounts payable and accrued expenses at January 31, 2009 represents amounts estimated to be paid to the investor under put/call provisions upon redemption and their initial contributions. Please tell us how you have accounted for the arrangements you use to monetize tax credits, including the accounting literature relied upon. Within your response please specify the legal form of the arrangements and management’s basis for recording revenue as opposed to alternate accounting treatments such as a reduction in your basis of the building or income attributable to minority interest partners. Additionally, address how you value the put/call provisions and how you account for changes in the value of the put/call provisions over various reporting periods.
Certain of our real estate projects qualify for either historical tax credits or new market tax credits (collectively, “tax credits”). In order to monetize these tax credits, we enter into an arrangement with a third party financial investor, whereby they are admitted into a pass-through entity (“the entity”) for the sole purpose of being allocated the tax credits. The financial investor is typically a large financial institution or corporation and is only admitted to the entity to receive the tax credit benefit the entity generates. It is not the intention of the financial investor to be engaged in a capacity as a real estate operator, owner or investor. The economic substance of the arrangement is that the financial investor has no or minimal claim to the net assets or economic benefits of the entity which owns the real estate asset, but rather is entitled to only receive the entire tax credit benefits that are earned from the development or investment activity of the entity owning the real estate asset.
In order to utilize the entire benefit of the tax credits, the financial investor is required to be a member in the entity receiving the tax credits. We utilize a lease pass-through structure in which a Lessor entity owns the real estate asset and earns the tax credit benefit. The Lessor entity subsequently allocates the tax credit benefit to the Lessee entity for the sole benefit of the financial investor.
CONFIDENTIAL TREATMENT REQUESTED BY FOREST CITY ENTERPRISES, INC.

The following organization chart illustrates our ownership interest of the real estate asset and the financial investor’s interest of a typical tax credit pass-through structure.
The arrangement contains a put provision whereby, if exercised by the financial investor, the managing member will be required to purchase the financial investor’s interest upon the completion of the tax credit compliance period. Additionally, at the expiration of the financial investor’s put option, the managing member has a call option to acquire the financial investor’s interest at a pre determined amount. The amount payable under the put/call provision is collectively referred to as our redemption obligation.
We considered various accounting models in evaluating how to record the financial investor’s initial cash contribution. Prior to the adoption of Statement of Financial Accounting Standard No. 160, (“SFAS 160”), we considered Accounting Research Bulletin 51, as well as Statement of Financial Accounting Standard No. 150 (“SFAS 150”). We viewed the financial investor cash contribution as akin to puttable minority interest. We re-examined that position upon adoption of SFAS 160 and concluded that, although the financial investor has a minimal economic ownership in the net assets of the entity, the economic substance of the transaction is the sale of tax credits as well as a deferred liability. Therefore, the initial cash contribution from the financial investor is recorded as a deferred liability and included in accounts payable and accrued expenses on our consolidated balance sheet.
The deferred liability is comprised of two components. The first component represents the deferred revenue related to the sale of the tax credits and is adjusted
CONFIDENTIAL TREATMENT REQUESTED BY FOREST CITY ENTERPRISES, INC.

each reporting period as described below. The second component represents our redemption obligation payable to the financial investor. We have recorded this redemption obligation as a liability in accordance with SFAS 150 at the estimated redemption value and have estimated that any discount factor, if applied, would be immaterial to our financial statements.
We begin to recognize the related income upon completion and certification of the qualifying developmental expenditures for historical tax credits and upon certification of the qualifying investments for new market tax credits by the reduction of the deferred revenue liability each reporting period to the estimated amount that would be paid to the financial investor based upon the recapture provisions of the tax credit compliance regulations, which range from 0-7 years.
As discussed above, we determined the initial cash contribution received, net of any redemption obligation, is consideration received in exchange for our obligation to deliver tax credits to the financial investor. The negotiated purchase price of the tax credits is based on the expected tax benefits to be allocated to the financial investor and does not correlate in any way to the expected future financial results of the real estate. The financial investor has no remaining obligation to make additional contributions to the entity, including funding any future operating losses. As such, recording the initial cash contribution as a non controlling interest would not be appropriate. In addition, we do not consider the initial cash contribution of the financial investor to be similar in form to a grant or reimbursement and therefore, do not believe that recording the initial cash contribution as a reduction in the basis of the real estate asset would be appropriate. Absent any specific authoritative literature addressing tax credit revenue recognition, we relied on the broad revenue recognition criteria specified in the FASB’s Statement of Financial Accounting Concepts No. 5 (FASB Concept No. 5) and Staff Accounting Bulletin No. 104 (SAB 104).
The recognition criteria noted in FASB Concept No. 5 involves consideration of two factors, whether the revenue is realized or realizable, and whether the revenue is earned. At the time we recognize revenue under these arrangements, we believe the revenue is both realized or realizable and earned based on the criteria of SAB No. 104. We believe the four criteria outlined in SAB No. 104 have been met at the time we record revenue related to these arrangements as persuasive evidence of an arrangement exists, all services have been rendered as evidenced by the completion and certification of the qualifying developmental expenditures for historical tax credits and by the certification of the qualifying investments for new market tax credits, the sellers price to the buyer is fixed and determinable, and collectibility is reasonably assured, as generally evidenced by the actual receipt of the cash. Therefore, using the criteria in FASB Concept No. 5 and following the economic substance of the tax credit arrangement, we believe the appropriate treatment of the deferred revenue related to the sale of tax credits is to recognize revenue over the period our obligation to the financial investor lapses based upon the recapture provisions of the tax credit compliance regulations.
CONFIDENTIAL TREATMENT REQUESTED BY FOREST CITY ENTERPRISES, INC.

Definitive Proxy Statement on Schedule 14A filed on April 21, 2009
Compensation Discussion and Analysis
General
     4. We note that you have omitted disclosure of your corporate and business unit targets used in determining your incentive and performance share awards because you state that such disclosure would reveal insight into specifics of your strategic plan and could cause competitive harm. However, it does not appear that disclosing such targets, even if based on proprietary formulas, would provide specific details of your management’s projections regarding economic factors, industry trends or your specific initiatives. Please explain in more detail why you would be placed at a competitive disadvantage as a result of disclosing information that is tied to your historical corporate EBDT per share numbers, which is derived from your financial statements. Discuss more specifically how disclosing these targets would provide insight into the details of your strategic plan and expectations for subsequent performance periods. Further, assuming competitive disadvantage is likely, please provide us with your analysis as to why the financial targets would not constitute information material to the investing public since you have already established the correlation between financial performance and compensation of your executive officers. In the alternative, please disclose these targets in future filings and tell us what the revised disclosure would look like.
     [CONFIDENTIAL TREATMENT REQUESTED BY FOREST CITY ENTERPRISES, INC. PURSUANT TO COMMISSION RULE 83]
     As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien Robert G. O’Brien
Executive Vice President and Chief Financial Officer
CONFIDENTIAL TREATMENT REQUESTED BY FOREST CITY ENTERPRISES, INC.